                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                    PSC INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  69361E 10 7
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


Spectra-Physics, Inc.                      Copy to:  Carmen J. Romano
108 Webster Building                       Dechert Price & Rhoads
3411 Silverside Road                       4000 Bell Atlantic Tower
Wilmington, DE 19810                       1717 Arch Street
(302) 478-4600                             Philadelphia, PA 19103-2793

Attn:  Ms. Barbara Schoenberg     (215) 994-2971
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                July 12, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------------
CUSIP NO. 69361E 10 7
- -----------------------------
- -----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Spectra-Physics, Inc.
- -----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A            (a)      [ ]
         MEMBER OF A GROUP                         (b)      [X]
- -----------------------------------------------------------------
3.       SEC USE ONLY

- -----------------------------------------------------------------
4.       SOURCE OF FUNDS                                    OO

- -----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]
- -----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
- -----------------------------------------------------------------
                 7.  SOLE VOTING POWER     977,135 shares of
                                           Common Stock
 NUMBER OF       -------------------------------------------------
  SHARES         8.  SHARED VOTING POWER   0 shares of Common Stock
BENEFICIALLY     --------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE      977,135 shares of
   EACH              POWER                 Common Stock
 REPORTING       --------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE    0 shares of Common Stock
                     POWER
- -----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY       977,135 shares of
         OWNED BY EACH REPORTING PERSON      Common Stock
- -----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
- -----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY   8.9% of Common Stock
         AMOUNT IN ROW (11)
- -----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                         CO; HC
- -----------------------------------------------------------------

- -----------------------------
CUSIP NO. 69361E 10 7
- -----------------------------
- -----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Spectra-Physics Holdings USA, Inc.
- -----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A            (a)      [ ]
         MEMBER OF A GROUP                         (b)      [X]
- -----------------------------------------------------------------
3.       SEC USE ONLY

- -----------------------------------------------------------------
4.       SOURCE OF FUNDS                                    OO

- -----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]
- -----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
- -----------------------------------------------------------------
                 7.  SOLE VOTING POWER     977,135 shares of
                                           Common Stock
 NUMBER OF       --------------------------------------------------
  SHARES         8.  SHARED VOTING POWER   0 shares of Common Stock
BENEFICIALLY     --------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE      977,135 shares of
   EACH              POWER                 Common Stock
 REPORTING       --------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE    0 shares of Common Stock
                     POWER
- -----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY     977,135 shares of
         OWNED BY EACH REPORTING PERSON    Common Stock
- -----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
- -----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY   8.9% of Common Stock
         AMOUNT IN ROW (11)
- -----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                       CO; HC
- -----------------------------------------------------------------

- -----------------------------
CUSIP NO. 69361E 10 7
- -----------------------------
- -----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Spectra-Physics AB
- -----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A            (a)      [ ]
         MEMBER OF A GROUP                         (b)      [X]
- -----------------------------------------------------------------
3.       SEC USE ONLY

- -----------------------------------------------------------------
4.       SOURCE OF FUNDS                                    OO

- -----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]
- -----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION               Sweden
- -----------------------------------------------------------------
                 7.  SOLE VOTING POWER     977,135 shares of
                                           Common Stock
 NUMBER OF       --------------------------------------------------
  SHARES         8.  SHARED VOTING POWER   0 shares of Common Stock
BENEFICIALLY     --------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE      977,135 shares of
   EACH              POWER                 Common Stock
 REPORTING       --------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE    0 shares of
                     POWER                 Common Stock
- -----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY     977,135 shares of
         OWNED BY EACH REPORTING PERSON    Common Stock
- -----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
- -----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY   8.9% of Common Stock
         AMOUNT IN ROW (11)
- -----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                       CO; HC
- -----------------------------------------------------------------

- -----------------------------
CUSIP NO. 69361E 10 7
- -----------------------------
- -----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Securum Forvaltning AB
- -----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A            (a)      [ ]
         MEMBER OF A GROUP                         (b)      [X]
- -----------------------------------------------------------------
3.       SEC USE ONLY

- -----------------------------------------------------------------
4.       SOURCE OF FUNDS                                    OO

- -----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]
- -----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION               Sweden
- -----------------------------------------------------------------
                 7.  SOLE VOTING POWER     977,135 shares of
                                           Common Stock
 NUMBER OF       --------------------------------------------------
  SHARES         8.  SHARED VOTING POWER   0 shares of Common Stock
BENEFICIALLY     --------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE      977,135 shares of
   EACH              POWER                 Common Stock
 REPORTING       --------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE    0 shares of Common Stock
                     POWER
- -----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY     977,135 shares of
         OWNED BY EACH REPORTING PERSON    Common Stock
- -----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
- -----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY   8.9% of Common Stock
         AMOUNT IN ROW (11)
- -----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                         CO; HC
- -----------------------------------------------------------------

- -----------------------------
CUSIP NO. 69361E 10 7
- -----------------------------
- -----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Securum AB
- -----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A            (a)      [ ]
         MEMBER OF A GROUP                         (b)      [X]
- -----------------------------------------------------------------
3.       SEC USE ONLY

- -----------------------------------------------------------------
4.       SOURCE OF FUNDS                                    00

- -----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)          [ ]
- -----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION             Sweden
- -----------------------------------------------------------------
                 7.  SOLE VOTING POWER     977,135 shares of
                                           Common Stock
 NUMBER OF       --------------------------------------------------
  SHARES         8.  SHARED VOTING POWER   0 shares of Common Stock
BENEFICIALLY     --------------------------------------------------
 OWNED BY        9.  SOLE DISPOSITIVE      977,135 shares of
   EACH              POWER                 Common Stock
 REPORTING       --------------------------------------------------
PERSON WITH      10. SHARED DISPOSITIVE    0 shares of Common Stock
                     POWER
- -----------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY     977,135 shares of
         OWNED BY EACH REPORTING PERSON    Common Stock
- -----------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
- -----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY   8.9% of Common Stock
         AMOUNT IN ROW (11)
- -----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                        CO; HC
- -----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

                 The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of PSC Inc., a New York corporation ("PSC"), which has its principal executive offices at 675 Basket Road, Webster, New York 14580 ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

                 This statement on Schedule 13D is being filed by Spectra-Physics, Inc., a Delaware corporation ("SPI"), Spectra-Physics Holdings USA, Inc., a Delaware corporation ("SPHUI"), Spectra-Physics AB a Swedish corporation ("SPAB"), Securum Forvaltning AB, a Swedish corporation ("SFAB") and Securum AB, a Swedish corporation ("SAB").

                 SPI, which has its principal executive office and principal business address at 108 Webster Building, 3411 Silverside Road, Wilmington, Delaware 19810, holds investments in companies engaged in, among other things, the manufacture and sale of construction site positioning devices, construction and agricultural machine control equipment, and lasers and laser systems. The name, business address, present principal occupation and citizenship of each executive officer and director of SPI are set forth on Appendix A hereto.

                 SPHUI, which has its principal executive office and principal business address at 108 Webster Building, 3411 Silverside Road, Wilmington, Delaware 19810, holds 100% interest in SPI. The name, business address, present principal occupation and citizenship of each executive officer and director of SPHUI are set forth on Appendix B hereto.

                 SPAB, which has its principal executive office and principal business address at P.O. Box 5226, Sturegatan 32, s-102 45, Stockholm, Sweden, holds 100% interest in SPHUI as well as investments in companies engaged in, among other things, the manufacture and sale of construction site positioning devices, construction and agricultural machine control equipment, lasers and laser systems, and infrared measurement systems and microwave equipment. The name, business address, present principal occupation and citizenship of each executive officer and director of SPHUI are set forth on Appendix C hereto.

                 SFAB, which has its principal executive office and principal business address at Box 70277, S-107 22, Stockholm, Sweden, holds 61.7% interest in SPAB as well as investments in companies engaged in, among other things, real estate and various industrial operations. The name, business address, present principal occupation and citizenship of each executive officer and director of SFAB are set forth on Appendix D hereto.

                 SAB, which has its principal executive office and principal business address at Box 70277, S-107 22, Stockholm, Sweden, holds 100% interest in SFAB as well as investments in companies engaged in, among other things, real estate and various industrial operations. The name, business address, present principal occupation and citizenship of each executive officer and director of SAB are set forth on Appendix E hereto.

                 During the last five years, SPI, SPHUI, SPAB, SFAB and SAB have not, and to the respective best knowledge of SPI, SPHUI, SPAB, SFAB and SAB, none of the executive officers or directors of SPI, SPHUI, SPAB, SFAB or SAB have not, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

                 Pursuant to an Asset and Stock Purchase Agreement dated May 20, 1996 and amended July 12, 1996, by and among PSC, SPI, and Spectra-Physics Holding, S.A. ("SPHSA") (the "Purchase Agreement", a copy of which is attached hereto as Exhibit A and is incorporated herein by reference), SPI received 977,135 shares of Common Stock as part of the consideration for the sale to PSC and certain of its subsidiaries of certain stock and assets owned by SPI and certain of its affiliated entities.

                 Such 977,135 shares of Common Stock represent 9.7% of the outstanding shares of Common Stock (10,040,776 shares as of July 12, 1996) before giving effect to the issuance of such 977,135 shares, and 8.9% after giving effect to the issuance of such shares.

                 Pursuant to an Escrow Agreement dated as of July 12, 1996, by and among PSC, SPI and Chase Manhattan Bank, N.A., as escrow agent (the "Escrow Agreement", a copy of which is attached hereto as Exhibit B and is incorporated herein by reference), SPI has delivered to an escrow agent, pursuant to the Purchase Agreement, 315,789 shares of Common Stock acquired by SPI pursuant to the Purchase Agreement (together with any securities into which such shares may be converted by virtue of any merger or other reorganization during the term of the escrow, the "Escrowed Shares"), together with stock powers for such Escrowed Shares duly executed in blank.

                 In accordance with the Escrow Agreement, the Escrowed Shares may be used to satisfy certain indemnification obligations of SPI and SPHSA under Article VIII of the Purchase Agreement (an "Indemnification Claim"). Pursuant to the Escrow Agreement and as more fully described therein, on the earlier of January 12, 1997, or the first date on which PSC consummates a public offering of its equity securities, certain of the Escrowed Shares may be released from escrow and delivered to SPI, and on July 12, 1997, additional Escrowed Shares may be released from escrow and delivered to SPI. Any remaining Escrowed Shares will be released from escrow and delivered to SPI, pursuant to the Escrow Agreement, when no Indemnification Claim made in accordance with the Escrow Agreement remains outstanding (or earlier, as described therein).

                 Pursuant to the Escrow Agreement, SPI has the right to replace any number of the Escrowed Shares with cash, to vote or otherwise exercise all other shareholder rights with respect to the Escrowed Shares, to receive and to exercise any right to acquire further PSC stock or other securities distributed with respect to the Escrowed Shares, and to receive any dividends or other distributions declared and paid on the Escrowed Shares.

                 Pursuant to a Registration Rights and Holdback Agreement dated as of July 12, 1996, by and between SPI and PSC (the "Registration Agreement", a copy of which is attached hereto as Exhibit C and is incorporated herein by reference), PSC granted to SPI registration rights for the shares of Common Stock that SPI acquired pursuant to the Purchase Agreement, SPI agreed to certain restrictions on the sale of such Common Stock, and PSC agreed to certain restrictions on the sale of Common Stock in connection with a registered offering by SPI of its Common Stock.

                 Until the earlier of July 12, 1997 or 180 days from the date of the consummation of the first public offering of equity securities by PSC after July 12, 1996, pursuant to the Registration Agreement, without PSC's prior written consent, SPI may not effect any public sale or distribution of the Common Stock received by SPI pursuant to the Purchase Agreement except pursuant to an available Piggyback Registration (as defined therein).

                 If PSC enters into an underwriting agreement in connection with a firm underwritten offering of shares of its Common Stock, SPI will not, pursuant to the Registration Agreement, if requested by the managing underwriter for such offering and PSC, effect any public sale or distribution of Common Stock during the 10 days prior to, and during the 90-day period beginning on, the effective date of such registration statement.

                 Pursuant to the Registration Agreement, if SPI enters into an underwriting agreement in connection with a firm underwritten offering of shares of Registerable Securities (other than in connection with a Piggyback Registration), PSC will not, if requested by the managing underwriter for such offering and SPI, effect any public sale or distribution of any Common Stock or securities convertible into or exchangeable or exercisable for such Common Stock (other than pursuant to a registration statement on Form S-8 or any successor form), during the 10 days before, and during the 90-day period beginning on, the effective date of such registration statement.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

                 SPI acquired the PSC Stock pursuant to the Purchase Agreement as an investment. SPI's investment in PSC is subject to the provisions of the Escrow Agreement and the Registration Agreement which are attached in their entirety as exhibits to this Schedule 13D and incorporated herein by reference and certain provisions of which are summarized in Item 3 above.

                 SPI may, subject to applicable securities laws, market conditions and its assessment of the business prospects of PSC, acquire additional shares of Common Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. SPI has not determined whether it will acquire additional shares or fixed any number of shares of Common Stock it might seek to acquire or any amount of money it may be willing to invest in PSC.

                 SPI is continuously evaluating the business and business prospects of PSC, and its present and future interests in, and intentions with respect to, PSC and, subject to the Escrow Agreement and the Registration Agreement, may, at any time decide to dispose of any or all of the shares of Common Stock currently owned by it.

                 Other than as discussed above, SPI currently has no plans to effect:

                 (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PSC or any of its subsidiaries;

                 (b) a sale or transfer of a material amount of the assets of PSC or any of its subsidiaries;

                 (c) any change in the present Board of Directors or management of PSC, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

                 (d) any material change in the present capitalization or dividend policy of PSC;

                 (e) any other material change in PSC's business or corporate structure;

                 (f) any change in PSC's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of PSC by any person;

                 (g) the delisting of any class of securities of PSC from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                 (h) any class of equity securities of PSC becoming eligible for termination of registration pursuant to
                          Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (i)      any action similar to any of those enumerated above.

                 SPI intends to re-evaluate continuously its investment in PSC and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

                 (a) - (b) SPI acquired 977,135 shares of Common Stock (9.7% of the outstanding shares of Common Stock (10,040,776 shares as of July 12, 1996) before giving effect to the issuance of such 977,135 shares, and 8.9% after giving effect to the issuance of such shares) as part of the consideration for the sale to PSC of certain stock and assets owned by SPI and certain of its affiliated entities as described in Item 3 above. SPHUI, SPAB, SFAB and SAB may be deemed to share the voting and dispositive power of the 977,135 shares of Common Stock acquired by SPI by virtue of, and this form is being filed by SPHUI, SPAB, SFAB and SAB solely because of, SPHUI's 100% ownership interest in SPI, SPAB's 100% ownership interest in SPHUI, SFAB's 61.7% ownership interest in SPAB and SAB's 100% interest in SFAB.

                 (c) Other than SPI's acquisition of the Common Stock pursuant to the Purchase Agreement as described in Item 3 above, SPI, SPHUI, SPAB, SFAB and SAB have not, and to the best knowledge of SPI, SPHUI, SPAB, SFAB and SAB, no director or executive officer of SPI, SPHUI, SPAB, SFAB or SAB has, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof except as set forth on Appendix F.

                 (d) To the best knowledge of SPI, SPHUI, SPAB, SFAB and SAB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired by SPI pursuant to the Purchase Agreement.

                 (e)  Not applicable.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         ----------------------------------------------------------------------
         SECURITIES OF THE ISSUER.
         ------------------------

                 As more fully described in Item 3 above, PSC and SPI have entered into the Purchase Agreement, the Escrow Agreement and the Registration Agreement. A copy of the Purchase Agreement, the Escrow Agreement and the Registration Agreement is attached hereto as Exhibits A, B and C, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

                 Exhibit  Description
                 -------  -----------

                    A Asset and Stock Purchase Agreement dated May 20, 1996 and amended July 12, 1996, by and among PSC, SPI, and SPHSA

                    B Escrow Agreement dated as of July 12, 1996, by and among PSC, SPI and Chase Manhattan Bank, N.A., as escrow agent

                    C Registration Rights and Holdback Agreement dated as of July 12, 1996, by and between SPI and PSC

                                  SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 1996


                                           SPECTRA-PHYSICS, INC.

                                           By: /s/ JOHN J. CARNEY
                                              --------------------------------
                                           Name:   John J. Carney
                                                  ----------------------------
                                           Title:   President
                                                   ---------------------------


                                           SPECTRA-PHYSICS HOLDINGS USA, INC.

                                           By: /s/ JOHN J. CARNEY
                                              --------------------------------
                                           Name:   John J. Carney
                                                  ----------------------------
                                           Title:   President
                                                   ---------------------------


                                           SPECTRA-PHYSICS AB

                                           By: /s/ NILS-ERIK JOHANSSON
                                               /s/ ERIK ASPLUND
                                              --------------------------------
                                           Name:  Nils-Erik Johansson
                                                  Erik Asplund
                                                  ----------------------------
                                           Title:  Group Controller
                                                   Group Treasurer
                                                   ---------------------------

                                           Securum Forvaltning AB

                                           By: /s/ JAN KVARNSTROM
                                              --------------------------------
                                           Name:  Jan Kvarnstrom
                                                  ----------------------------
                                           Title:  Director
                                                   ---------------------------


                                           SECURUM AB


                                           By: /s/ JAN KVARNSTROM
                                              --------------------------------
                                           Name:  Jan Kvarnstrom
                                                  ----------------------------
                                           Title:  Director
                                                   ---------------------------

                            JOINT FILING AGREEMENT

                 Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto.

                 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  July 22, 1996


                                           SPECTRA-PHYSICS, INC.

                                           By: /s/ JOHN J. CARNEY
                                              --------------------------------
                                           Name:   John J. Carney
                                                  ----------------------------
                                           Title:   President
                                                   ---------------------------


                                           SPECTRA-PHYSICS HOLDINGS USA, INC.

                                           By: /s/ JOHN J. CARNEY
                                              --------------------------------
                                           Name:   John J. Carney
                                                  ----------------------------
                                           Title:   President
                                                   ---------------------------


                                           SPECTRA-PHYSICS AB

                                           By: /s/ NILS-ERIK JOHANSSON
                                               /s/ ERIK ASPLUND
                                              --------------------------------
                                           Name:  Nils-Erik Johansson
                                                  Erik Asplund
                                                  ----------------------------
                                           Title:  Group Controller
                                                   Group Treasurer
                                                   ---------------------------

                                           Securum Forvaltning AB

                                           By: /s/ JAN KVARNSTROM
                                              --------------------------------
                                           Name:  Jan Kvarnstrom
                                                  ----------------------------
                                           Title:  Director
                                                   ---------------------------


                                           SECURUM AB


                                           By: /s/ JAN KVARNSTROM
                                              --------------------------------
                                           Name:  Jan Kvarnstrom
                                                  ----------------------------
                                           Title:  Director
                                                   ---------------------------

                                   APPENDIX INDEX


Appendix                  Sequential Description
- --------                  ----------------------
 A                        List of Executive Officers and
                          Directors of SPI

 B                        List of Executive Officers and
                          Directors of SPHUI

 C                        List of Executive Officers and
                          Directors of SPAB

 D                        List of Executive Officers and
                          Directors of SFAB

 E                        List of Executive Officers and
                          Directors of SAB

 F                        List of transactions in PSC Common
                          Stock during the period extending
                          from the date 60 days prior to the
                          date hereof

                                APPENDIX A
                                ----------

                 Executive Officers and Directors of SPI
                 ---------------------------------------


1. Name:                             John J. Carney
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   President and Secretary
4. Business Address:                 c/o Spectra-Physics, Inc.
                                     108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810
5. Citizenship:                      U.S.A.
6. Present Principal
   Occupation or Employment:         President and Secretary
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPI
           b. Principal Business:    Measurement Technology
           c. Address:               108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810

- -----------------------------------------------------------------

1. Name:                             Barbara H. Schoenberg
2. Director:                         Yes [ ]   No [X]
3. Office(s) Held:                   Assistant Secretary
4. Business Address:                 c/o Spectra-Physics, Inc.
                                     108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810
5. Citizenship:                      U.S.A.
6. Present Principal
   Occupation or Employment:         Certified Public Accountant
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Barbara H. Schoenberg, C.P.A.
           b. Principal Business:    Accounting Services
           c. Address:               108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810

- -----------------------------------------------------------------

                                  APPENDIX B
                                  ----------

                  Executive Officers and Directors of SPHUI
                  -----------------------------------------

1. Name:                                   Ulf J. Johansson
2. Director:                               Yes [X]   No [ ]
3. Office(s) Held:                         Chairman
4. Business Address:                       c/o Spectra-Physics, Inc.
                                           108 Webster Building
                                           3411 Silverside Road
                                           Wilmington, Delaware 19810
5. Citizenship:                            Sweden
6. Present Principal
   Occupation or Employment:               President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                        SPAB
           b. Principal Business:          Measurement Technology
           c. Address:                     P.O. Box 5226, Sturegatan 32
                                           S-102 45
                                           Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                                   Lennart F. Rappe
2. Director:                               Yes [X]   No [ ]
3. Office(s) Held:                         Vice Chairman
4. Business Address:                       c/o Spectra-Physics, Inc.
                                           108 Webster Building
                                           3411 Silverside Road
                                           Wilmington, Delaware 19810

5. Citizenship:                            Sweden
6. Present Principal
   Occupation or Employment:               Vice President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                        SPAB
           b. Principal Business:          Measurement Technology
           c. Address:                     P.O. Box 5226, Sturegatan 32
                                           S-102 45
                                           Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             John J. Carney
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   President
4. Business Address:                 c/o Spectra-Physics, Inc.
                                     108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810
5. Citizenship:                      U.S.A.
6. Present Principal
   Occupation or Employment:         President and Secretary
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPI
           b. Principal Business:    Measurement Technology
           c. Address:               c/o Spectra-Physics, Inc.
                                     108 Webster Building
                                     3411 Silverside Road
                                     Wilmington, DE  19810
- -----------------------------------------------------------------

                                  APPENDIX C
                                  ----------

                   Executive Officers and Directors of SPAB
                   ----------------------------------------

1. Name:                             Ulf J. Johansson
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   President and CEO
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPAB
           b. Principal Business:    Measurement Technology
           c. Address                P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Lennart F. Rappe
2. Director:                         Yes [ ]   No [X]
3. Office(s) Held:                   Vice President and CFO
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Vice President and CFO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPAB
           b. Principal Business:    Measurement Technology
           c. Address:               P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Jan Kvarnstrom
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Chairman
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SAB
           b. Principal Business:    Investment Company
           c. Address                Box 70227 (Klarabergsviadukten 70)
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Gunnar Bark
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Vice-Chairman
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Autoliv AB
           b. Principal Business:    Automobile Safety Equipment
           c. Address:               P.O. Box 70381 (Klarabengsviadukten 70)
                                     S-107 24
                                     Stockholm, Sweden
- -----------------------------------------------------------------

1. Name:                             Andrejs Cakste
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Ordinary Board Member
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Addum Industri AB
           b. Principal Business:    Holding Company
           c. Address:               Vasagatan 36, 2nd Floor
                                     S-111 20
                                     Stockholm, Sweden
- -----------------------------------------------------------------

1. Name:                             Bengt Kredell
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Ordinary Board Member
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Retired
7. Organization in Which Such
   Employment is Conducted

- -----------------------------------------------------------------

1. Name:                             Egon Linderoth
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Ordinary Board Member
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President and CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Celsius Industrier AB
           b. Principal Business:    Defense Equipment
           c. Address:               P.O. Box 1777 Birger Jarlsgaten 32
                                     S-102 45
                                     Stockholm, Sweden
- -----------------------------------------------------------------

1. Name:                             Jonas Wahlstrom
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Ordinary Board Member
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Executive Position
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Hagstromer and Qviberg AB
           b. Principal Business:    Broker Firm
           c. Address:               S-103 71
                                     Stockholm, Sweden

- -----------------------------------------------------------------
1. Name:                             Nils-Erik Johansson
2. Director:                         Yes [ ]   No [X]
3. Office(s) Held:                   Vice President and Group Controller
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Vice President and Group Controller
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPAB
           b. Principal Business:    Measurement Technology
           c. Address:               P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Erik Asplund
2. Director:                         Yes [ ]   No [X]
3. Office(s) Held:                   Vice President and Group Treasurer
4. Business Address:                 P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Vice President and Group Treasurer
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SPAB
           b. Principal Business:    Measurement Technology
           c. Address:               P.O. Box 5226
                                     Sturegatan 32
                                     S-102 45
                                     Stockholm, Sweden

- -----------------------------------------------------------------

                                  APPENDIX D
                                  ----------

                   Executive Officers and Directors of SFAB
                   ----------------------------------------

1. Name:                             Jan Kvanstrom
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   CEO
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SFAB
           b. Principal Business:    Investment company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Mats Lonnqvist
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   CFO
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         CFO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SFAB
           b. Principal Business:    Investment Company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Hans Brissman
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Tax Officer
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Tax Officer
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SFAB
           b. Principal Business:    Investment Company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

                               APPENDIX E
                               ----------

                  Executive Officers and Directors of SAB
                  ---------------------------------------


1. Name:                             Lars V Kylberg
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Chairman of Board
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Member of Various Boards
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SAB
           b. Principal Business:    Investment Company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Bengt Ake Berg
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Board Member
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  AB Tumba Bruk
           b. Principal Business:    Printing of Swedish Bank Notes
           c. Address:               S-147 82 Tumba
                                     Sweden

- -----------------------------------------------------------------

1. Name:                             Mats Israelsson
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Board Member
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Consultant
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Mats Israelsson Konsult AB
           b. Principal Business:    Real Estate
           c. Address:               Lotsvagen 2, S-183 57 Taby
                                     Sweden

- -----------------------------------------------------------------

1. Name:                             Urban Jansson
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Board Member
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden

5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Forvaltning AB Ratos
           b. Principal Business:    Investment Company
           c. Address:               Box 1661
                                     S-111 96
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Wilhelm Lauren
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Consultant
4. Business Address:                 Box 70277
                                     S-107 22

                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Consultant
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SAB
           b. Principal Business:    Investment Company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Kajsa Lindstahl
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Board Member
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         President
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  Banco Fonder
           b. Principal Business:    Fund Company
           c. Address:               Box 3568
                                     S-103 69
                                     Stockholm, Sweden

- -----------------------------------------------------------------

1. Name:                             Kerstin Sirvell
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   Board Member
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         Consultant
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  various companies
           b. Principal Business:    Biochemical research

           c. Address:               Tjadervagen 28
                                     S-181 40
                                     Lidingo, Sweden

- -----------------------------------------------------------------

1. Name:                             Jan Kvarnstrom
2. Director:                         Yes [X]   No [ ]
3. Office(s) Held:                   CEO
4. Business Address:                 Box 70277
                                     S-107 22
                                     Stockholm, Sweden
5. Citizenship:                      Sweden
6. Present Principal
   Occupation or Employment:         CEO
7. Organization in Which Such
   Employment is Conducted
           a. Name:                  SAB
           b. Principal Business:    Investment company
           c. Address:               Box 70277
                                     S-107 22
                                     Stockholm, Sweden

                                     APPENDIX F
                                     ----------

                      List of transactions in PSC Common Stock
                      ----------------------------------------

         1. Lennart F. Rappe purchased 4,000 shares of PSC Common Stock on June 7, 1996 for the price of eleven dollars ($11.00) per share through SE-Banken in Sweden.

         2. Ulf J. Johansson purchased 5,200 shares of PSC Common Stock on June 7, 1996 for the price of eleven dollars ($11.00) per share through Royal Scandia, Insurance Company.

                                   EXHIBIT INDEX
                                   -------------


Exhibit          Sequential Description
- -------          ----------------------
 A               Asset and Stock Purchase Agreement
                 dated May 20, 1996 and amended
                 July 12, 1996, by and among PSC,
                 SPI, and SPHSA

 B               Escrow Agreement dated as of
                 July 12, 1996, by and among PSC,
                 SPI and Chase Manhattan Bank,
                 N.A., as escrow agent

 C               Registration Rights and Holdback
                 Agreement dated as of July 12,
                 1996, by and between SPI and PSC